SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)
PROFIRE ENERGY, INC.
(Name of Subject Company)
PROFIRE ENERGY, INC.
(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
74316X101
(CUSIP Number of Class of Securities)
Ryan W. Oviatt & Cameron M. Tidball
Co-Chief Executive Officers
Profire Energy, Inc.
321 South 1250 West, Suite 1
Lindon, Utah 84042
(801) 209-7767 & (780) 722-7340
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)
Copies to
Sam Gardiner
Mayer Brown LLP
201 South Main Street, Suite 1100
Salt Lake City, Utah 84111
(801) 907-2701
and
Ryan Ferris
71 S. Wacker Dr.
Chicago, Illinois 60606
(312) 701-7199
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Profire Energy, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 3, 2024. The Schedule 14D-9 relates to the tender offer by Combustion Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CECO Environmental Corp., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (as further amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on December 3, 2024, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $2.55 per Share, net to the seller in cash without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of December 3, 2024, as amended or supplemented from time to time, and in the related Letter of Transmittal, copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain matters as set forth below.
Item 8.   Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the the section titled “— No Vote of Stockholders Required for the Merger”:
“Antitrust.   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).
Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as promptly as practicable after the date of the Merger Agreement, but in any event within five (5) business days of the date of the Merger Agreement. Under the HSR Act, the required waiting period will expire at 11:59 p.m., Eastern Time on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC or Parent receives a request for additional information or documentary material from the FTC prior to that time.
Parent filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on October 31, 2024. The required waiting period under the HSR Act with respect to the Offer and the Merger expired at 11:59 p.m., Eastern Time, on November 15, 2024. Accordingly, the condition to the Offer requiring that the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase. Please see the information set forth in Section 15 of the Offer to Purchase.”
Item 9.   Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:
Exhibit No.	Description
(a)(5)(D)	Press Release of Parent, dated December 5, 2024, announcing the expiration of the waiting period under the HSR Act (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
PROFIRE ENERGY, INC.
Date: December 5, 2024	By: /s/ Ryan W. Oviatt Name: Ryan W. Oviatt Title: Co-Chief Executive Officer
By: /s/ Cameron M. Tidball Name: Cameron M. Tidball Title: Co-Chief Executive Officer